February 20, 2026

Henry Ji, Ph.D.
Chief Executive Officer & President
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

       Re: Scilex Holding Company
           Draft Registration Statement on From S-3
           Submitted February 13, 2026
           CIK No. 0001820190
Dear Henry Ji Ph.D.:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Elizabeth Razzano, Esq.